ESPRE SOLUTIONS, INC.
5700 W. Plano Parkway, Suite 2600
Plano, TX 75093

December 12, 2008

Robert Littlepage, Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Espre Solutions, Inc.
Item 4.01 Form 8-K
Filed: November 25, 2008
File No. 0-51577

Dear Mr. Littlepage:

In accordance with the Staff’s December 4, 2008, comment letter, the Company hereby acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ESPRE SOLUTIONS, INC.

/s/ BG Moore

BG Moore, Chief Financial Officer